03014956

RECEIVED FEB 2 8 2003 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hackett & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Kennedy Drive
(No. and Street)

South Burlington, VT 05403
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luther F. Hackett (802) 658-1660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

356 Mountain View Drive, Suite 400, Colchester, VT 05446
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luther F. Hackett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hackett & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HACKETT & COMPANY, INC.

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

KPMG

P.O. Box 564
Burlington, VT 05402

Independent Auditors' Report

The Stockholders and Board of Directors
Hackett & Company, Inc.:

We have audited the accompanying statements of financial condition of Hackett & Company, Inc. as of December 31, 2002 and 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hackett & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2003

HACKETT & COMPANY, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets		**2002**	**2001**
Cash	$	111,241	139,652
Administrative service fees receivable from customers		77,293	78,891
Investments		31,900	31,900
Furniture and equipment, net (note 2)		15,835	10,340
Other assets		12,498	14,902
Total assets	$	248,767	275,685
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable, accrued expenses, and other liabilities	$	40,838	28,676
Due to affiliated companies, net (note 5)		9,736	16,000
Total liabilities		50,574	44,676
Commitments and contingencies (notes 3 and 6)			
Stockholders' equity:			
Common stock – no par value. Authorized 500 shares; issued and outstanding 400 shares		40,000	40,000
Additional paid-in capital		313,600	313,600
Accumulated deficit		(155,407)	(122,591)
Total stockholders' equity		198,193	231,009
Total liabilities and stockholders' equity	$	248,767	275,685

See accompanying notes to financial statements.

HACKETT & COMPANY, INC.

Statements of Income (Loss)

Years ended December 31, 2002 and 2001

		2002	2001
Income:			
Administrative service fees	$	636,481	658,117
Commissions and other fees		10,850	12,740
Interest		2,350	3,597
Total income		649,681	674,454
Expenses:			
Employee compensation and benefits		523,984	476,426
Actuarial		48,380	42,604
Data processing		30,991	22,823
Insurance		6,443	6,416
Other operating expenses		29,131	15,411
Office supplies		14,110	15,670
Occupancy and equipment rental (note 3)		15,360	22,645
Communications		6,211	6,183
Directors' fees		—	4,000
Depreciation		5,090	4,057
Registration and professional fees		20,036	12,887
Subscriptions and publications		4,761	6,114
Total expenses		704,497	635,236
Income (loss) before income taxes		(54,816)	39,218
Provision (credit) for income taxes (note 5)		(22,000)	16,000
Net income (loss)	$	(32,816)	23,218

See accompanying notes to financial statements.

HACKETT & COMPANY, INC.

Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balance at December 31, 2000	$ 40,000	313,600	(145,809)	207,791
Net income	—	—	23,218	23,218
Balance at December 31, 2001	40,000	313,600	(122,591)	231,009
Net loss	—	—	(32,816)	(32,816)
Balance at December 31, 2002	$ 40,000	313,600	(155,407)	198,193

See accompanying notes to financial statements.

HACKETT & COMPANY, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flows from operating activities:			
Net income (loss)	$	(32,816)	23,218
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation		5,090	4,057
Changes in assets and liabilities:			
Decrease (increase) in administrative service fees receivable from customers		1,598	(16,391)
Decrease (increase) in other assets		2,404	(457)
Increase in accounts payable, accrued expenses and other liabilities		12,162	5,085
Increase (decrease) in due to affiliated companies		(6,264)	4,000
Net cash provided by (used in) operating activities		(17,826)	19,512
Cash flows from investing activities:			
Purchases of furniture and equipment		(10,585)	(8,512)
Net cash used in investing activities		(10,585)	(8,512)
Net increase (decrease) in cash		(28,411)	11,000
Cash at beginning of year		139,652	128,652
Cash at end of year	$	111,241	139,652
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$	16,000	12,000

See accompanying notes to financial statements.

HACKETT & COMPANY, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Hackett & Company, Inc. (the Company) was incorporated in Vermont in 1961 and is a partially-owned subsidiary of H.V.M. Corporation, which had ownership of 98% in 2002 and 98% in 2001. The Company provides administrative services related to the management of pension and retirement plans for businesses predominantly located in Vermont. The Company is registered as an introducing broker/dealer under the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. A description of significant accounting policies follows:

(a) Income and Expense Recognition

Commission revenue is recognized on a trade date basis. Other revenue and fees are recognized when earned; expenses are recognized as incurred.

(b) Investments

Investments consist of restricted stock and are recorded at cost which approximates fair value as determined in good faith by management.

(c) Furniture and Equipment

Furniture and equipment are stated at cost and are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets.

(d) Income Taxes

The Company files its Federal and state income tax returns on a consolidated basis with its parent company and other affiliates.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Retirement Plan

H.V.M. Corporation maintains a defined contribution plan under Internal Revenue Code Section 401(k) which covers all eligible employees of H.V.M. Corporation and its subsidiaries. Total expense for the Company under the plan amounted to $7,702 in 2002 and $9,446 in 2001.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(g) ***Reclassifications***

Certain items have been reclassified in 2001 to conform to the 2002 presentation.

(2) Furniture and Equipment

Furniture and equipment and accumulated depreciation as of December 31, 2002 and 2001 consisted of the following:

	Depreciable lives		2002	2001
Furniture and equipment	3-10 years	$	46,131	35,546
Less accumulated depreciation			(30,296)	(25,206)
Furniture and equipment, net		$	15,835	10,340

(3) Related Party Transactions

Hackett & Company, Inc. rents office space and computer equipment from a related party at an amount that approximates fair value under informal operating lease agreements. Total rent expense amounted to $15,360 in 2002 and $22,645 in 2001 and is included in occupancy and equipment rental expense.

Hackett & Company has a tax sharing agreement with H.V.M Corporation. Included in due to affiliated company are taxes receivable of $22,000 and taxes payable of $16,000 in 2002 and 2001, respectively.

Also included in due to affiliated company are certain employee benefit costs paid by H.V.M. Corporation on Hackett & Company, Inc.'s behalf. These costs totaled $31,736 and $0 in 2002 and 2001, respectively, and are included in employee compensation and benefits.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2002, the Company had net capital of $60,667 which was $55,667 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2002 was 0.83 to 1.

(Continued)

HACKETT & COMPANY, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(5) Income Taxes

The components of the provision (credit) for income taxes for the year ended December 31, 2002 and 2001 are as follows:

		2002	2001
Federal	$	(18,000)	12,400
State		(4,000)	3,600
Provision (credit) for income taxes	$	(22,000)	16,000

Income taxes are allocated by H.V.M. Corporation to its subsidiaries based on each subsidiary's proportionate share of taxable income. At December 31, 2002, $22,000 was due to Hackett & Company, Inc. from H.V.M. Corporation for income taxes. At December 31, 2001, $16,000 was due to H.V.M. Corporation for income taxes.

(6) Commitments and Contingencies

The Company has entered into an agreement with The Stratevest Group whereby the Company has taken over responsibility for The Stratevest Group's retirement plan record keeping business. Under this agreement, the Company will pay The Stratevest Group a percentage of all regular plan administration-related income received for three years ending 2002, on the plans taken over from The Stratevest Group under the agreement.

Revenue earned under this agreement approximated $100,000 in 2002 and 2001. Fees paid to The Stratevest Group under this agreement approximated $14,800 and $12,600 in 2002 and 2001, respectively. There were no fees payable to The Stratevest Group under this agreement as of December 31, 2002 and 2001.

Schedule 1

HACKETT & COMPANY, INC.

Computation of Net Capital under Rule 15c3-1 of the

Securities and Exchange Commission

December 31, 2002

Net capital:				
Total stockholders' equity			$	198,193
Deductions and/or charges:				
Nonallowable assets:				
Furniture and equipment	$	15,835		
Administrative service fees receivable from customers		77,293		
Investments		31,900		
Other assets		12,498		
				137,526
Total net capital			$	60,667
Aggregate indebtedness:				
Accounts payable, accrued expenses, other liabilities, and due to affiliated companies			$	50,574
Computation of basic net capital requirement:				
Minimum net capital required			$	5,000
Excess net capital			$	55,667
Excess net capital at 1000%			$	50,610
Ratio: Aggregate indebtedness to net capital				0.83 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):				
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited) as of December 31, 2002			$	100,016
Increase in non-allowable assets				(6,726)
Decrease in stockholders' equity				(32,623)
Net capital, per above			$	60,667

See accompanying independent auditors' report.

KPMG

P.O. Box 564
Burlington, VT 05402

Independent Auditors' Report On Internal Control Required By SEC Rule 17a-5

The Stockholders and Board of Directors
Hackett & Company, Inc.:

In planning and performing our audit of the financial statements of Hackett & Company, Inc. for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG LLP

February 19, 2003

Vt. Reg. No. 92-0000241